Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

D-Wave and Mastercard Take Quantum Leap into Future of Financial Services

Companies join forces to build innovative quantum computing applications and transform customer experiences

PALO ALTO, Calif. & BURNABY, B.C., PURCHASE, N.Y. July 18, 2022 – D-Wave Systems Inc. (“D-Wave”), a leader in quantum computing systems, software, and services, and the only company building both quantum annealing and gate-based quantum computers, and Mastercard (NYSE: MA) today announced a multi-year strategic alliance to champion the acceleration and adoption of quantum computing solutions.

Mastercard and D-Wave will collaborate on the research and development of quantum-hybrid applications in areas such as consumer loyalty and rewards, cross-border settlement and fraud management. The collaboration will use D-Wave’s annealing quantum computers and quantum hybrid solvers through the Leap™ quantum cloud service to deliver real-time access to quantum applications safely and securely powered by Mastercard’s network.

“We are heralding in the next wave of computing. Just like the creation of the PC, the emergence of the internet and the proliferation of smartphones and voice assistants, it is our belief that quantum will have far-reaching and industry-disrupting impact, especially in the financial services sector,” said Alan Baratz, CEO of D-Wave. “D-Wave and Mastercard have a shared vision of harnessing the power of technology to positively affect business and society. This alliance supports that vision by delivering quantum innovation that will tackle increasingly complex problem sets across applications like optimized loyalty programs, fraud management and anti-money laundering in financial services and, ultimately, unlock more value for customers.”

“People expect hyper-personalized experiences. Quantum computing’s unique ability to analyze huge numbers of potential combinations can deliver optimal solutions that will improve efficiency and provide choice,” said Ken Moore, Chief Innovation Officer at Mastercard. “Our work with D-Wave will explore the endless applications of quantum computing for practical, real-world financial services applications.”

A video overview of D-Wave and Mastercard’s new alliance can be viewed here.

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About D-Wave Systems Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software, and services, the world’s first commercial supplier of quantum computers and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing for business and society, today. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, University of Southern California, Forschungszentrum Jülich and Los Alamos National Laboratory. With headquarters near Vancouver, Canada, D-Wave’s US operations are based in Palo Alto, CA. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel.

About Mastercard

Mastercard is a global technology company in the payments industry. Our mission is to connect and power an inclusive, digital economy that benefits everyone, everywhere by making transactions safe, simple, smart and accessible. Using secure data and networks, partnerships and passion, our innovations and solutions help individuals, financial institutions, governments and businesses realize their greatest potential. Our decency quotient, or DQ, drives our culture and everything we do inside and outside of our company. With connections across more than 210 countries and territories, we are building a sustainable world that unlocks priceless possibilities for all. www.mastercard.com

Important Information About the Proposed Transaction between D-Wave and DPCM Capital, Inc. (“DPCM Capital”) and Where to Find It:

A full description of the terms of the proposed business combination transaction between D-Wave and DPCM Capital (the “Proposed Transaction”) is provided in a registration statement on Form S-4, as amended, filed with the SEC by D-Wave Quantum Inc. that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the Proposed Transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the Proposed Transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the Proposed Transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022 in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this press release include, but are not limited to, statements regarding the anticipated benefits of the collaboration with Mastercard and the increased adoption of quantum computing solutions and expansion of related use cases. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K, as amended, originally filed with the SEC on March 31, 2021, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the Proposed Transaction, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the Proposed Transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the Proposed Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.

Media Contacts

D-Wave:

Frank Lentini

BCW

media@dwavesys.com

Mastercard:

Jen Langione

Global Communications

Jen.Langione@mastercard.com

For DPCM Capital:

Marley Ward

mward@hstrategies.com